October 20, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Dresser Industries, Inc.
         Registration Statement on Form S-3
         File No. 333-30817

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the "Act"), Dresser Industries, Inc. requests withdrawal of Registration Statement No. 333-30817 filed by Dresser on July 7, 1997 with the Commission. On September 29, 1998, Dresser merged with and is now a wholly owned subsidiary of Halliburton Company. There is no intent to issue equity or debt of Dresser that would require registration under the Act and no intent to amend and update the registration statement. Dresser requests that the Commission enter an order granting the withdrawal of the registration statement.

         Please  contact  Bruce  Metzinger  at (214)  978-2655 or Susan Keith at
 (214) 978-2619 with any questions you may have concerning this application.

                                       Very truly yours,



                                       Susan S. Keith
                                       Vice President and Secretary
                                       Dresser Industries, Inc.